4
1
<SROS>NASD
<REPORTING-OWNER>
  0001181062
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Silicon Image, Inc.
  0001003214
  <IRS-NUMBER>77-0396307
</SUBJECT-COMPANY>
<PERIOD>04/24/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Gargus, Robert
   1060 E. Arques Ave.


   Sunnyvale, CA  94085
2. Issuer Name and Ticker or Trading Symbol
   Silicon Image, Inc. (SIMG)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/24/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Financial Officer and
   Vice President, Finance & Adm
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  04/24/03    M        18,400.00     A  $1.140000                   D  Direct
Common Stock                                  04/24/03    S        18,400.00     D  $5.870000    9,433.00       D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $1.140000       04/24/03       M                          18,400.00        (1)          10/30/11
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     04/24/03  Common Stock                   18,400.00                 381,600.00    D   Direct
(right to buy)

Explanation of Responses:

(1)
This option shall become exercisable with respect to one fourth (1/4) of the total number of shares on October 30, 2002, and thereaf ter, at the end of each full succeeding month, the option shall become exercisable with respect to an additional one forty-eighth (1
/48) of the total number of shares until such time as the option is exercisable with respect to all of the shares.
-
Includes 3,888 shares of Common Stock acquired on January 31, 2003 under Issuer's Employee Stock Purchase Plan.

SIGNATURE OF REPORTING PERSON
/S/ By: Liz Casolari
    For: Robert Gargus
DATE 04/25/03